Exhibit 99.126

CannTrust Provides Business Update

VAUGHAN, ON, December 19, 2018 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada's leading, most trusted licensed producers of cannabis and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”, is providing an update to highlight recent developments regarding the Company’s expansion plans.

Phase II Expansion

The fully-permitted Phase II expansion remains on course to bring the Company’s capacity to 50,000 kg per year. CannTrust expects first harvest from the expansion in Q1/19. Construction of the final range should be complete in January 2019.

Phase III Expansion

In addition to its Phase II expansion, the Company has proceeded to build a 35,000 sq. ft. greenhouse facility adjacent to its current greenhouse. This facility is also fully- permitted.

On October 15, 2018, the Town of Pelham’s City Council passed an interim control bylaw allowing it to review land use planning policies and regulations pertaining to cannabis operations. The bylaw restricts use of land for cannabis purposes for one year, for land that does not already have a Development Permit.

CannTrust made its permitting applications for the Phase III expansion prior to the enactment of the interim control bylaw which includes expansion onto the adjacent 19.4 acres it purchased. While CannTrust has not yet received all the permits necessary to proceed with the Phase III expansion, the Company is in active discussions with the municipality to obtain the necessary approvals and is currently assessing several other options to reach its capacity targets.

“We initially applied for 10 permits relating to the development of our Phase III expansion. We’re still working with the municipality to have all those permits approved,” said Michael Camplin, General Manager of CannTrust’s Niagara operations. “We respect the Town of Pelham’s process. We have multiple strategic alternatives available to us and we hope Pelham is one of them.”

Given the very high demand for the Company’s medical and recreational products, CannTrust had been considering many alternatives to increase capacity beyond the Phase III expansion, prior to the enactment of this bylaw. Given the land use review by the Town of Pelham, these growth initiatives may be accelerated.

CannTrust is in discussion with other greenhouse operators and is also considering advancing outdoor crop production on the same site as the Phase III expansion. Outdoor crop production requires permitting from Health Canada, is a very low-cost option and the crop can be used to formulate the Company’s extract products.

“While we work with the municipality, we are actively taking steps towards achieving our first harvest in the fall of 2019 and 100,000 kg of capacity by year end 2019,” said Peter Aceto, CannTrust’s CEO. “The use of other greenhouses and outdoor crop production are both viable options that can help us meet our production targets. If developments change our production targets, we plan to communicate that with investors.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves over 57,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation. Its partnerships with McMaster University in Ontario and Gold Coast University in Australia were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

CannTrust was proudly voted Top Licensed Producer of the Year at the 2018 Canadian Cannabis Awards. For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity, statements with respect to future product offering, expectations for future legalization in Canada of edible cannabis products, the completion of any capital project or expansions and the approval to list the Company's common shares on the NYSE. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; NYSE approval; and other risks.

Any forward-looking information and statements speaks only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2018 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-519-2156 x2232
investor@canntrust.ca	media@canntrust.ca